EXHIBIT 99.1

Student Transportation, Inc. Awarded Two New Contracts in Pennsylvania

Contracts Add $10M in Annualized Revenue for Next School Year as Fleets "Go Green"

WALL, N.J., April 15, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third largest provider of school bus transportation services announced today its subsidiary, Student Transportation of America, Inc. (STA), has been awarded two new school transportation contracts in Pennsylvania with the Hempfield School District and the East Penn School District. Both contracts were recently awarded and negotiated with the districts to change from the incumbent provider. The contracts will generate $10 million in new annualized revenue for STA starting next school year. STA will provide over 200 new, cleaner-burning propane autogas vehicles. Both contracts are 5-year agreements with the option to renew for additional years and include customer-paid fuel, further reducing STA's exposure to fuel price fluctuations.

"This is a great new addition to our rapidly expanding alternative fuel program in Pennsylvania," said Tim Krise, Regional Vice President of STA. "Our existing customers really came out and supported our efforts, and while we were not the low cost bid, we demonstrated in the RFP and selection process that over the contract term it was significantly a better value. Currently, we have several operations in the state and this adds nicely to our regional density while leveraging our overhead and experience. We look forward to welcoming in over 200 new employees to our STA family. We're sure they are going to like how we value and respect our drivers and staff and how we encourage them to become involved in their communities with us."

All vehicles in the fleet will feature state-of-the-art technology including cameras, on-board GPS, and Child Check systems. These technologies all increase the safety and communication between the company, the schools, and the community.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 10,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com